Genzyme key products: consolidated sales by geographic region - 2011

Q1 2011 net sales * (€ million)	Western Europe	United States	Emerging Markets	Rest of the World	TOTAL
Cerezyme®	55	37	34	13	139
Myozyme®/Lumizyme®	54	21	12	7	94
Fabrazyme®	8	13	4	5	30
Other Rare Diseases products **	22	28	15	16	81

Total Rare Diseases	139	99	65	41	344

Renagel®/Renvela®	33	84	11	3	131
Synvisc®/Synvisc One®	6	53	3	8	70

Q2 2011 consolidated net sales (€ million)	Western Europe	United States	Emerging Markets	Rest of the World	TOTAL
Cerezyme®	61	42	48	15	166
Myozyme®/Lumizyme®	58	25	10	6	99
Fabrazyme®	7	13	4	6	30
Other Rare Diseases products **	18	29	13	19	79

Total Rare Diseases	144	109	75	46	374

Renagel®/Renvela®	35	80	12	10	137
Synvisc®/Synvisc One®	6	69	5	9	89

Q3 2011 consolidated net sales (€ million)	Western Europe	United States	Emerging Markets	Rest of the World	TOTAL
Cerezyme®	44	40	43	14	141
Myozyme®/Lumizyme®	57	26	12	6	101
Fabrazyme®	7	10	5	10	32
Other Rare Diseases products **	18	30	18	20	86

Total Rare Diseases	126	106	78	50	360

Renagel®/Renvela®	31	86	12	6	135
Synvisc®/Synvisc One®	5	66	4	5	80

Q4 2011 consolidated net sales (€ million)	Western Europe	United States	Emerging Markets	Rest of the World	TOTAL
Cerezyme®	51	25	44	13	133
Myozyme®/Lumizyme®	61	29	11	7	108
Fabrazyme®	9	25	5	8	47
Other Rare Diseases products **	22	34	21	23	100

Total Rare Diseases	143	113	81	51	388

Renagel®/Renvela®	32	99	6	6	143
Synvisc®/Synvisc One®	5	76	4	2	87

2011 net sales * (€ million)	Western Europe	United States	Emerging Markets	Rest of the World	TOTAL
Cerezyme®	211	144	169	55	579
Myozyme®/Lumizyme®	230	101	45	26	402
Fabrazyme®	31	61	18	29	139
Other Rare Diseases products **	80	121	67	78	346

Total Rare Diseases	552	427	299	188	1,466

Renagel®/Renvela®	131	349	41	25	546
Synvisc®/Synvisc One®	22	264	16	24	326

*	Q1 2011 sales were not consolidated by Sanofi
**	Other Rare Diseases products include Cholestagel, Welchol, Aldurazyme, Elaprase, Thyrogen